July 16, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Korvin

                  Staff Attorney

RE: GreenHunter Resources, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed April 15, 2015

Form 10-K/A for the Year Ended December 31, 2014

Filed June 2, 2015

File No. 1-33893

Dear Mr. Korvin:

On behalf of GreenHunter Resources, Inc. (the “Company”), set forth below are the Company’s responses to Staff comments made by letters dated June 19, 2015 (the “Comment Letter”), in connection with the filing of the Company’s Form 10-K for the year ended December 31, 2014; filed April 15, 2015 (the “10-K”) and Form 10-K/A for the year ended December 31, 2014; filed June 2, 2015 (the “10-K/A”) . The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letters.

Comment Letter dated June 19, 2015

Form 10-K for the Year Ended December 31, 2014

Signatures

1.

Please note that this annual report should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer as well as the majority of the board of directors. Any person occupying more than one of these specified positions shall indicate each capacity in which he signs. Please refer to the instructions to the Signatures on Form 10-K. See Instruction D(2)(a) to Form 10-K.

Answer: The Company acknowledges the comment and will identify each officer’s capacity in which he signs in future filings.

Form 10-K/A for the Year Ended December 31, 2014

General

2.	Please amend your Form 10-K/A to include the entire Item 11 executive compensation information. See Rule 12b-15 of the Exchange Act.

Answer: The Company has amended its Form 10-K/A to include the entire Item 11 executive compensation information.

1048 Texan Trail • Grapevine, TX 76051 • Office 972-410-1044 • Fax 972-410-1066

Item 11. Executive Compensation, page 3

Summary Compensation Table, page 3

3.

In future filings, please include a footnote disclosing all assumptions made in valuing your executive officers’ stock and option awards. See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Answer: The Company will include a footnote disclosing all assumptions made in valuing our executive officers’ stock and option awards in future filings.

4.

In future filings, please expand the narrative disclosure to your summary compensation table. In particular, please discuss the material factors relating to how the annual salaries, bonuses, and stock awards for your named executives were determined. For example, please disclose the performance criteria that the vesting of your stock option grants is based on. See Item 402(o) of Regulation S-K.

Answer: The Company will include a narrative disclosure to our summary compensation table, providing for a discussion of the material factors relating to how annual salaries, bonuses, and stock awards for our named executives were determined in future filings.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Resources, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel

And Secretary